1847 Holdings LLC

590 Madison Avenue, 21st Floor

New York, NY 10022

April 26, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Scott Anderegg

Re:	1847 Holdings LLC
Withdrawal of Acceleration Request for Registration Statement on Form S-3
File No. 333-269512

Ladies and Gentlemen,

Reference is made to our letter, dated April 24, 2023, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m. (Eastern Time) on Wednesday, April 26, 2023. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Respectfully, 1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts Chief Executive Officer